SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNITEDGLOBALCOM, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

913247 50 8

(CUSIP Number)

Elizabeth M. Markowski
Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913247 50 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 296,002,376 shares(1)

	8.	Shared Voting Power 11,022,336 shares(2)(3)

	9.	Sole Dispositive Power 296,002,376 shares(1)

	10.	Shared Dispositive Power 11,022,336 shares(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,024,712 shares(4)

(1) Includes 293,264,206 shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class C Common Stock beneficially owned by the Reporting Person.

(2) Includes 9,859,336 shares of Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class C Common Stock beneficially owned by the Reporting Person.

(3) The Reporting Person may be deemed to share beneficial ownership of 1,163,000 shares of the Issuer’s Class A Common Stock and 9,859,336 shares of the Issuer’s Class C Common Stock held by Liberty International B-L LLC with BCI International Investments, LLC.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(5)

13.	Percent of Class Represented by Amount in Row (11) 75.64%(6)

14.	Type of Reporting Person CO

(4) Includes 303,123,542 of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class C Common stock beneficially owned by the Reporting Person.

(5) The Reporting Person may be deemed to be a member of a group with the other parties to the Stockholder Agreement described in, and attached as an exhibit to, the Original Schedule 13D Statement of the Reporting Person filed with the Securities and Exchange Commission on February 26, 2002. The Reporting Party disclaims being a member of any such group and disclaims having beneficial ownership of any securities of the Issuer held by any such other party.

(6) According to Amendment No. 3 to the Issuer's Registration Statement on Form S-1 filed on February 7, 2003, as of January 31, 2003 the Issuer had 102,788,040 shares of Class A Common Stock, 8,198,016 shares of Class B Common Stock and 303,123,542 shares of Class C Common Stock outstanding. Each share of the Issuer's Class B Common Stock is Convertible into one share of the Issuer's Class A Common Stock at the election of the holder without consideration. Each share of the Issuer's Class C Common Stock is convertible into one share of the Issuer's Class B Common Stock or Class A Common Stock at the election of the holder without consideration. The indicated percentage has been calculated assuming that all outstanding shares of the Issuer's Class C Common Stock, all of which shares are beneficially owned by the Reporting Person, have been converted into an equal number of shares of the Issuer's Class A Common Stock. Because the Reporting person does not beneficially own any shares of the Issuer's Class B Common Stock, the indicated percentage has been calculated assuming that no shares of the Issuer's Class B Common Stock have been converted into shares of the Issuer's Class A Common Stock.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1 to

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

UNITEDGLOBALCOM, INC.

This amended statement on Schedule 13D/A (this “Amendment”) amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), with the Securities and Exchange Commission on February 26, 2002 (the “Original Statement”), and relates to the shares (the “Shares”) of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of UnitedGlobalCom, Inc., a Delaware corporation (the “Issuer”).  Items 2, 3, 5, 6 and 7 of the Original Statement are hereby amended as set forth below.  Capitalized terms not defined herein have the meanings given to such terms in the Original Statement.

Item 2.	Identity and Background

Item 2 of the Original Statement is hereby amended and supplemented by adding the following information thereto:

The Reporting Person is Liberty Media Corporation.  Its principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Schedule 1 attached to this Amendment contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

Of the Shares and the shares of United Class C Common Stock described herein as beneficially owned by the Reporting Person or its subsidiaries, 1,163,000 Shares and 9,859,336 shares of United Class C Common Stock are beneficially owned by Liberty International B-L LLC, a Delaware limited liability company (“Holding LLC”), an indirect subsidiary in which the Reporting Person owns a 79% interest.  Holding LLC became the beneficial owner of such shares on December 26, 2002, when Liberty Global, Inc., a Delaware corporation and direct subsidiary of the Reporting Person (“Liberty Global”), contributed such shares to Holding LLC.

To the knowledge of Liberty, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.

During the last five years, neither Liberty nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither Liberty nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is hereby amended and supplemented by adding the following information:

Holding LLC acquired 1,163,000 Shares and 9,859,336 shares of United Class C Common Stock as part of a series of contributions by certain subsidiaries of the Reporting Person.  The following subsidiaries of the Reporting Person made the following contributions to Holding LLC in exchange for the indicated ownership interest: (i) Liberty Global contributed 1,163,000 Shares and 9,859,336 shares of United Class C Common Stock to Holding LLC in exchange for a 62.45% ownership interest in Holding LLC; (ii) Liberty Programming UK, Inc., a Colorado corporation (“Liberty Programming UK”), contributed 62,434,002 ordinary shares of Liberty Flex Holdings Ltd. (“Flex Holdings”), which owns 218,820,543 ordinary shares of Telewest Communications plc (“Telewest”), to Holding LLC in exchange for a 10.59% ownership interest in Holding LLC; (iii) Liberty TWSTY Holdings, Inc., a Colorado corporation (“Liberty TWSTY Holdings”), contributed 20,000,000 ordinary shares of Telewest to Holding LLC in exchange for a 0.97% ownership interest in Holding LLC; (iv) Liberty UK, Inc., a Colorado corporation (“Liberty UK”), contributed 463,438,961 ordinary shares of Telewest to Holding LLC in exchange for a 22.43% ownership interest in Holding LLC; (v) Liberty UK Holdings, Inc., a Colorado corporation (“Liberty UK Holdings”), contributed 19,945,721 ordinary shares of Telewest and 22,185,093 limited voting shares of Telewest to Holding LLC in exchange for a 2.04% ownership interest in Holding LLC; and (vi) Liberty UPCOY, Inc., a Colorado corporation (“Liberty UPCOY” and together with Liberty Global, Liberty Programming UK, Liberty TWSTY Holdings, Liberty UK and Liberty UK Holdings, the “Contributing Parties”), contributed (x) 2,122 Series 1 convertible preference shares of United Pan-Europe Communications N.V. (“UPC”) and (y) warrants to purchase 971,118 ordinary shares of UPC, in exchange for a 1.51% ownership interest in Holding LLC.

Upon completion of the contributions indicated above, on December 27, 2002, the Reporting Person and certain of its controlled subsidiaries sold preferred stock in each of the Contributing Parties, representing 21% of each Contributing Party’s outstanding equity, to BCI International Investments, LLC (“Bresnan”), an entity controlled by William J. Bresnan.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Statement is hereby amended and supplemented by adding the following:

(a) The Reporting Person presently beneficially owns 307,024,712 shares of United Class A Common Stock, which includes 303,123,542 shares of United Class A Common Stock issuable upon conversion of shares of the United Class C Common Stock beneficially owned by the Reporting Person.  Of such shares of United Class A Common Stock beneficially owned by the Reporting Person, 11,022,336 shares of United Class A Common Stock are held through Holding LLC, an indirect subsidiary in which the Reporting Person owns a 79% interest, which includes 9,859,336 shares of United Class A Common Stock issuable upon conversion of shares of the United Class C Common Stock.  According to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Issuer on February 7, 2003, on January 31, 2003, the Issuer had 102,788,040 shares of United Class A Common Stock, 8,198,016 shares of United Class B Common Stock and 303,123,542 shares of United Class C Common Stock outstanding. Each share of United Class B Common Stock is convertible into one share of United Class A Common Stock at the election of the holder without consideration. Each share of United Class C Common Stock is convertible into one share of United Class B Common Stock or United Class A Common Stock at the election of the holder without consideration. Subject in each case to the provisions of the Issuer’s certificate of incorporation relating to the election of directors, as described in Item 4 of the Original Statement (which description is incorporated herein by reference), each share of United Class A Common Stock has one vote per share, each share of United Class B Common Stock has ten votes per share and each share of United Class C Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns approximately 75.64% of the outstanding United Class A Common Stock and approximately 94.38% of the Issuer’s outstanding voting power in all matters other than the election of directors. By virtue of its beneficial ownership of 100% of the outstanding United Class C Common Stock, the Reporting Person has the power to elect four members of the Issuer’s 12-member board of directors. The indicated percentage of the outstanding Class A Common Stock has been calculated assuming that all of the United Class C Common Stock, all of which is beneficially owned by the Reporting Person, has been converted to an equal number of shares of United Class A Common Stock. Because the Reporting Person does not beneficially own any shares of United Class B Common Stock, the indicated percentage of the outstanding United Class A Common Stock has been calculated assuming that no shares of the Issuer’s Class B Common Stock have been converted into shares of the Issuer’s Class A Common Stock.

Except as described on Schedule 2, which is incorporated herein, to the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of United Class A Common Stock.

As described in the Original Statement, the Reporting Person may be deemed to be a member of a group with the other parties to the Stockholders Agreement.  The Reporting Person disclaims being a member of any such group and disclaims beneficial ownership of any securities of the Issuer held by any such other party.

(b)  The Reporting Person has sole voting and dispositive power with respect to 296,002,376 shares of United Class A Common Stock, which includes 293,264,206 shares of United Class A Common Stock issuable upon conversion of shares of the United Class C Common Stock beneficially owned by the Reporting Person.  The Reporting Person may be deemed to have shared voting and dispositive power with Bresnan with respect to 11,022,336 shares of United Class A Common Stock, which includes 9,859,336 shares of United Class A Common Stock issuable upon conversion of shares of the United Class C Common Stock beneficially owned by the Reporting Person, pursuant to the terms of (i) a Stockholders’ Agreement, dated December 27, 2002, by and among the Reporting Person, Liberty Media International, Inc., Liberty Holdings Europe, Inc. and Bresnan (the “Bresnan Stockholders’ Agreement”), and (ii) the Limited Liability Company Operating Agreement, dated December 27, 2002, by and among Liberty Global, Liberty UPCOY, Liberty UK, Liberty UK Holdings, Liberty Programming UK, and Liberty TWSTY Holdings (the “Operating Agreement”).

The filing of this Amendment shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares to which it does not have sole voting and dispositive power.

(c)  Except as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in shares of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Statement is hereby amended and supplemented by adding the following:

Bresnan Stockholders’ Agreement

In connection with the formation of Holding LLC, the Bresnan Stockholders’ Agreement was entered into on December 27, 2002, a copy of which is filed as Exhibit 7(g) to this Amendment.  The Bresnan Stockholders’ Agreement requires that Bresnan consent to certain extraordinary corporate actions taken by the Contributing Parties and Holding LLC; provides that all stockholders of the Contributing Parties have a right of first refusal to purchase any direct or indirect equity interests in the Contributing Parties that any other stockholder proposes to sell to a third party; provides all stockholders of the Contributing Parties certain tag-along rights; and provides Bresnan and the Reporting Person (and certain affiliates of the Reporting Person) with certain liquidation rights.

Contribution Agreement

In connection with the formation of Holding LLC, the Contributing Parties, the Reporting Person, Liberty Holdings Europe, Inc. and Liberty Media International, Inc. executed the Contribution Agreement dated December 26, 2002, a copy of which is filed as Exhibit 7(h) to this Amendment.  The Contribution Agreement provides for the initial capital contributions to Holding LLC described above in Item 3.

Operating Agreement

In connection with the formation of Holding LLC, the Operating Agreement was executed as of December 27, 2002, a copy of which is filed as Exhibit 7(i) to this Amendment.  The Operating Agreement provides that management of Holding LLC is vested in a board of directors, which initially consists of three members.  The Reporting Person’s current 79% ownership interest in Holding LLC is sufficient to allow it to elect all of the directors of Holding LLC.  Under the Operating Agreement, no member can transfer any of its ownership interest in Holding LLC except in connection with the liquidation of such member.  After the liquidation of a member, the ownership interests could be transferred subject to the right of first refusal and tag-along rights in the Bresnan Stockholders’ Agreement.

The foregoing descriptions of the Bresnan Stockholders’ Agreement, the Contribution Agreement, and the Operating Agreement are summaries thereof and do not purport to be complete and are qualified in their entirety to the full text of such agreements that are attached as exhibits hereto and are incorporated by reference herein.

Other than as described above and in the Original Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits to this Amendment:

Exhibit No.	Exhibit

7(g)

Stockholders’ Agreement, dated as of December 27, 2002, by and among Liberty Media Corporation, Liberty Media International, Inc., Liberty Holdings Europe, Inc., and BCI International Investments, LLC.

7(h)

Contribution Agreement, dated as of December 26, 2002, by and among Liberty Media Corporation, Liberty Media International, Inc., Liberty Holdings Europe, Inc., Liberty Global, Inc., Liberty UPCOY, Inc., Liberty UK, Inc., Liberty UK Holdings, Inc., Liberty Programming UK, Inc., and Liberty TWSTY Holdings, Inc.

7(i)

Operating Agreement of Liberty International B-L LLC, dated as of December 27, 2002, by and among Liberty Global, Inc., Liberty UPCOY, Inc., Liberty UK, Inc., Liberty UK Holdings, Inc., Liberty Programming UK, Inc., and Liberty TWSTY Holdings, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2003
LIBERTY MEDIA CORPORATION
	By:	/s/ Elizabeth M. Markowski
Elizabeth M. Markowski
Senior Vice President

                Schedule 1 of the Original Statement is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

                The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty

Jerome H. Kern 9033 East Easter Place, Suite 205 Centennial, Colorado 80112	Director of Liberty; Consultant, Kern Consulting LLC

Kim Magness	Director of Liberty

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

                Schedule 2 of the Original Statement is hereby amended to read in its entirety as follows:

SCHEDULE 2

                The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 2.

Name	Shares and Options to Purchase Shares Beneficially Owned
Robert R. Bennett

129,166 shares of United Class A Common Stock, which includes beneficial ownership of 29,166 shares of United Class A Common Stock, which may be acquired within 60 days after February 15, 2003, pursuant to stock options.

Paul A. Gould	70,000 shares of United Class A Common Stock.

Gary S. Howard	29,166 shares of United Class A Common Stock, which may be acquired within 60 days after February 15, 2003, pursuant to stock options.

John C. Malone	127,083 shares of United Class A Common Stock, which may be acquired within 60 days after February 15, 2003, pursuant to stock options.